SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

21 July, 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure: 1 Transaction in Own Shares announcement made on 7 July 2008
Enclosure: 2 Transaction in Own Shares announcement made on 8 July 2008
Enclosure: 3 Transaction in Own Shares announcement made on 8 July 2008
Enclosure: 4 BT acquires Ufindus announcement made on 9 July 2008
Enclosure: 5 Transaction in Own Shares announcement made on 9 July 2008
Enclosure: 6 Transaction in Own Shares announcement made on 10 July 2008
Enclosure: 7 Transaction in Own Shares announcement made on 11 July 2008
Enclosure: 8 Transaction in Own Shares announcement made on 14 July 2008
Enclosure: 9 Transaction in Own Shares announcement made on 15 July 2008
Enclosure: 10 Transaction in Own Shares announcement made on 15 July 2008
Enclosure: 11 Transaction in Own Shares announcement made on 16 July 2008
Enclosure: 12 additional directorship announcement made on 17 July 2008
Enclosure: 13 Result of AGM announcement made on 17 July 2008
Enclosure: 14 Transaction in Own Shares announcement made on 17 July 2008
Enclosure: 15 Transaction in Own Shares announcement made on 18 July 2008

Enclosure 1

Monday 7 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,200,000 ordinary shares at a price of 211.00 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
471,297,255 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,679,929,774.

The above figure (7,679,929,774) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure  2
Tuesday 8 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 136,361 ordinary shares at a minimum price of 146 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 471,160,894 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,680,066,135.

The above figure (7,680,066,135) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure  3

Tuesday 8 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,000,000 ordinary shares at a price of 211.55 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
472,160,894 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,679,066,135.

The above figure (7,679,066,135) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure  4
DC08-
248

                                                                                     09
 July 2008

BT ACQUIRES
UFINDUS
, A LEADER IN ONLINE CLASSIFIED ADVERTISING

BT today announced the acquisition of Ufindus Ltd, one of
the
UK's
leading
 online business directories
 by traffic
. The acquisition
 from Iomart Group plc for an enterprise value of £20 million in cash underpins the continued growth of BT Directories, BT's classified advertising and directories business.

Ufindus is an acknowledged leader in online classified advertising with more than 20,000 small and medium-sized business customers across the
UK
 and 1.9 million online directory listings. Ufindus offers its customers broad online exposure via its three generalist search directories -
SmileLocal, MoreUK and Ufindus
 -
and more than a hundred niche directories focused on individual trades such as
builderregister.com and bathroomspecialistfinder.com. As part of an overall online package customers can also choose to have a website designed by Ufindus' specialist team within days
. Ufindus' combined portfolio generates more than 9 million searches per month, offering customers a highly cost-effective web presence targeted at local customers searching for specific product and service categories. Ufindus has 300 employees and is headquartered in
Lancaster
, with sales offices in Chorley, Blackpool, Barrow and
Huddersfield
.
In the year to
March 31 2007
, Ufindus generated revenues of £14 million.

BT Directories

aims to
 become
a
 leading provider of consumer enquiries to businesses, reflected in the recent launch of BT Exchanges, a new
 online directory service that offer
s
 consumers innovative ways to find, share, review and connect to businesses. David Benjamin, CEO of BT Directories said: "
Ufindus
 will play an important role in the continued development of BT Directories
'
 online portfolio.
Through Ufindus
' considerable expertise and experience in online classified advertising
, we
access

further

local
classified product offerings, significant search traffic and new
 customers
for
 th
is
 fast-growing part of our business."

The consideration will be paid in cash subject to customary adjustments to net debt and working capital.
- ENDS -

E
nquiries about this news release should be made to
Mike Bartlett in
the BT Press

Office on +44 207 356 4822 or +44 7753 949108

Notes to editors:

About
Ufindus

Ufindus
, established in
2001
, is an internet directory services company, which specialises in providing online marketing servi ces to the
UK's small to medium-sized
businesses.

Ufindus
 offers customers some of the best products to promote and run their business on the internet. For consumers,
Ufindus
 offers a whole new approach to directories on the internet, making searching for goods and services online a less frustrating experience.

Ufindus
 offers visitors local and national directory content, presented in a one-click -away style to help them find the service they are searching for.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended
31 March 2008
, BT Group plc's revenue was £20,704 million with profit before taxation and specific items of £2,506 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in
London
 and
New York
.

For more information, visit
www.bt.com/aboutbt

Enclosure  5

Wednesday 9 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,000,000 ordinary shares at a price of 216.20 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
473,160,894 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,678,066,135.

The above figure (7,678,066,135) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure  6

Thursday 10 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,000,000 ordinary shares at a price of 211.30 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
474,160,894 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,677,066,135.

The above figure (7,677,066,135) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure  7

Friday 11 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,500,000 ordinary shares at a price of 204.47 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
475,660,894 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,675,566,135.

The above figure (7,675,566,135) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure  8

Monday
 14 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,500,000 ordinary shares at a price of 204.0423 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
477,160,894 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,674,066,135.

The above figure (7,674,066,135) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure  9

Tuesday 15 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 217,030 ordinary shares at a minimum price of 146 pence per share and a maximum price of 202 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 476,943,864 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,674,283,165.

The above figure (7,674,283,165) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                                                                                                   = ends =

Enclosure   10

Tuesday 15 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,550,000 ordinary shares at a price of 193.93 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 478,493,864 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,672,733,165.

The above figure (7,672,733,165) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                                                                        = ends =

Enclosure   11

Wednesday 16 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,550,000 ordinary shares at a price of 190.92 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 480,043,864 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,671,183,165.

The above figure (7,671,183,165) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                                                                                                            = ends =

Enclosure  12

BT Group plc                            17 July 2008

Notification under Listing Rule 9.6.14

Details of an additional directorship held by a current director.

1.  Gavin Patterson is a current executive director of BT Group plc and Chief Executive of BT Retail;

2.   With effect from 07 July 2008, Gavin Patterson has been appointed a non-executive director of Johnston Press plc.

Contact for queries:

Name: Graeme Wheatley

Address: pp A9, BT Centre, 81 Newgate St, EC1A 7AJ

Date of Notification: 17 July 2008

= ends =

Enclosure  13

17 July 2008
BT GROUP PLC

At the Annual General Meeting of BT Group plc held on 16 July 2008, the following resolutions which did not concern ordinary business were approved:

Resolution 12 - Directors' authority to allot shares
Resolution 13 - Disapplication of pre-emption rights
Resolution 14 - Authority to purchase own shares
Resolution 15 - Authority to make political donations

The full text of the resolutions is shown in the Notice of Annual General Meeting which is available on our website at www.bt.com/sharesandperformance and has been made available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary

Wharf

London
 E14 5HS

Tel: 020 7066 1000

- : Ends: -

Enclosure   14

Thursday 17 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,375,000 ordinary shares at a price of 195.49 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 481,418,864 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,669,808,165.

The above figure (7,669,808,165) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                                                                                                       = ends =

Enclosure  15

Friday 18 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,250,000 ordinary shares at a price of 200.36 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
482,668,864 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,668,558,165.

The above figure (7,668,558,165) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.

Date 21 July, 2008